Form 40-F
period 2010-12-31
ADVANTAGE OIL & GAS LTD.
filed 2011-03-24
CIK 1468079

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010	Commission File Number: 001-34406

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

Common Shares: 164,092,009

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

Yes  ☐                                 No  ☐

DOCUMENTS INCLUDED IN THIS FORM

The following documents are included in the Form:

No.	Document
1.	Annual Information Form of the Registrant for the year ended December 31, 2010 (filed herein as Exhibit 99.1)
2.	Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2010; including a reconciliation to US GAAP ([Note 15]) (filed herein as Exhibit 99.2)
3.	Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2010 (filed herein as Exhibit 99.3).
4.
Consent of PricewaterhouseCoopers LLP to the inclusion of the Auditors’ Report dated March 22, 2011 on the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2010.

5.
Consent of Sproule Associated Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2010.

6.	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.
7.	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.
8.	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
9.	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

PRINCIPAL DOCUMENTS

A.           Annual Information Form

For the Annual Information Form for the fiscal year ended December 31, 2010, see Exhibit 99.1 included herein.

B.           Audited Annual Financial Statements

For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see the Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2010, included as Exhibit 99.2 herein. The Registrant’s financial statements have been reconciled to United States generally accepted accounting principles (“US GAAP”) as required by Form 40-F under the Exchange Act. See [Note 15 - Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles in the 2010 Consolidated Financial Statements.]

C.           Management’s Discussion and Analysis

For management’s discussion and analysis, see Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2010, included as Exhibit 99.3 herein.

CERTIFICATIONS AND DISCLOSURES REGARDING

CONTROLS AND PROCEDURES

A.           CERTIFICATIONS. See Exhibits 31.1 and 31.2 to this Annual Report on Form 40-F.

B.           DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the Registrant’s fiscal year ended December 31, 2010, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal  financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant  in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant’s principal executive officer and principal financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Reference is made in the “Controls and Procedures” and “Evaluation of Disclosure Controls and Procedures” sections of Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2010, included herein.

C.           MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. The required disclosure is included in “Management’s Report on Internal Control over Financial Reporting” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40-F.

D.           ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40-F.

E.           CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the fiscal year ended December 31, 2010, there were no significant changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting. Reference is made in the “Controls and Procedures” section of Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2010, included herein.

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

PRINCIPAL ACCOUNTING FEES AND
SERVICES - INDEPENDENT AUDITORS

Fees payable to the Registrant’s independent auditors for the years ended December 31, 2010 and December 31, 2009, totaled $896,350 and $718,000, respectively, as detailed in the following tables. All funds are in Canadian dollars.

The following table discloses fees billed to the Registrant by its current auditors, PricewaterhouseCoopers LLP:

	Year ended December 31, 2010	Year ended December 31, 2009
Audit Fees	$645,000	$663,000
Audit Related Fees	$251,350	$55,000
Tax Fees	$0	$0
All Other Fees	$0	$0
TOTAL	$896,350	$718,000

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

All Other Fees

None.

PREAPPROVAL POLICIES AND PROCEDURES

In 2010, Advantage’s Audit Committee pre-approved all audit, audit-related and tax fees. The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Payments due by period (Cdn$MM)

	Total	Less than 1 year		1-3 years		3-5 years		More than 5 years
Building Leases	$10.8		$3.5		$5.9		$1.4	$
Capital Leases	$0.8		$0.8	$		$		$
Pipeline/Transportation	$34.2		$8.3		$16.5		$9.4	$
Bank Indebtedness (1)	$290.7	$			$290.7	$		$
Convertible Debenture(2)	$148.5		$62.3	$			$86.2	$
Total Contractual Obligations	$485.0		$74.9		$313.1		$97.0	$

(1)
The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2011. The facility is revolving, and is extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

(2)
As at December 31, 2010, Advantage had $148.5 million convertible debentures outstanding (excluding interest payable during the various debenture terms). Each series of convertible debentures are convertible to shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of shares at Advantage’s option.

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

23.1
Consent of PricewaterhouseCoopers LLP to the inclusion of the Auditors’ Report dated March 22, 2011 on the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2010.

23.2
Consent of Sproule Associated Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2010.

31.1	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.
31.2	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.
32.1	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Annual Information Form of the Registrant for the year ended December 31, 2010.
99.2	Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2010, including a reconciliation to US GAAP ([Note 15]).
99.3	Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2010.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Dated:  March 23, 2010

ADVANTAGE OIL & GAS LTD.

By:	/s/ Kelly Drader
Name: Kelly Drader
Title: President and Chief Financial Officer