Form 40-F
period 2011-12-31
ADVANTAGE OIL & GAS LTD.
filed 2012-03-26
CIK 1468079

UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
	Washington, D.C. 20549	OMB Number: 3235-0381
Expires: July 31, 2014
	FORM 40-F	Estimated average burden
hours per response…..427
☐	REGISTRATION STATEMENT PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011	Commission File Number: 001-34406

ADVANTAGE OIL & GAS LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

ALBERTA
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

Suite 700, 400 – 3 Avenue SW, Calgary, Alberta T2P 4H2 (403) 718-8000
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

None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None (Title of Class)

SEC 2285 (01-12)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 166,304,040

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

Yes ☐	No ☐

DOCUMENTS INCLUDED IN THIS FORM

The following documents are included in the Form:

No.	Document
1.	Annual Information Form of the Registrant for the year ended December 31, 2011 (filed herein as Exhibit 99.1)

2.	Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2011, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board (filed herein as Exhibit 99.2)

3.	Consolidated Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2011 (filed herein as Exhibit 99.3).

4.	Consent of PricewaterhouseCoopers LLP to the inclusion of the Auditors’ Report dated March 23, 2012 on the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011.

5.	Consent of Sproule Associated Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011.

6.	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.

7.	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.

8.	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

9.	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

PRINCIPAL DOCUMENTS

A.	Annual Information Form

For the Annual Information Form for the fiscal year ended December 31, 2011, see Exhibit 99.1 included herein.

B.	Audited Annual Financial Statements

For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see the Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2011, included as Exhibit 99.2 herein.

C.	Consolidated Management’s Discussion and Analysis

For management’s discussion and analysis, see Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2011, included as Exhibit 99.3 herein.

CERTIFICATIONS AND DISCLOSURES REGARDING
CONTROLS AND PROCEDURES

A.	CERTIFICATIONS. See Exhibits 31.1 and 31.2 to this Annual Report on Form 40-F.

B.       DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the Registrant’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant’s principal executive officer and principal financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Reference is made in the “Controls and Procedures” and “Evaluation of Disclosure Controls and Procedures” sections of Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2011, included herein.

C.       MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. The required disclosure is included in “Management’s Report on

Internal Control over Financial Reporting” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

D.       ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

E.        CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the fiscal year ended December 31, 2011, there were no significant changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting. Reference is made in the “Controls and Procedures” section of Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2011, included herein.

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

PRINCIPAL ACCOUNTING FEES AND

SERVICES – INDEPENDENT AUDITORS

Fees payable to the Registrant’s independent auditors for the years ended December 31, 2011 and December 31, 2010, totaled $526,000 and $896,350, respectively, as detailed in the following tables. All funds are in Canadian dollars.

The following table discloses fees billed to the Registrant by its current auditors, PricewaterhouseCoopers LLP:

	Year ended December 31, 2011	Year ended December 31, 2010
Audit Fees	$486,000	$645,000
Audit Related Fees	$40,000	$251,350
Tax Fees	$0	$0
All Other Fees	$0	$0
TOTAL	$526,000	$896,350

The nature of the services provided by the Registrant’s independent auditors under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by the Registrant’s independent auditors for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements. These services include audit or review of financials forming part of such prospectus.

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

All Other Fees

None.

PREAPPROVAL POLICIES AND PROCEDURES

In 2011, Advantage’s Audit Committee pre-approved all audit, audit-related and tax fees. The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Payments due by period (Cdn$MM)

	Total	Less than 1 year	1-3 years	3-5 years		More than 5 years
Building Leases	$7.4	$3.4	$4.0	$		$
Pipeline/Transportation	$36.6	$12.1	$22.3		$2.2	$
Bank Indebtedness	$252.2	$12.4	$239.8	$		$
Convertible Debenture(1)	$101.3	$4.3	$8.6		$88.4	$
Total Contractual Obligations	$397.5	$32.2	$274.7		$90.6	$

(1)	The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions. Under the terms of the agreements, the facilities are reviewed annually, with the next reviews scheduled in April and June 2012. The facilities are revolving, and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one-year term facilities, with the principal payable at the end of such one-year terms. Management fully expects that the facilities will be extended at each annual review.

(2)	As at December 31, 2011, Advantage had $86.2 million convertible debentures outstanding. The convertible debentures are convertible to common shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of common shares at Advantage’s option.

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

EXHIBITS

The following exhibits are filed as part of this report.

Exhibit Number	Description

23.1	Consent of PricewaterhouseCoopers LLP to the inclusion of the Auditors’ Report dated March 23, 2012 on the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011.

23.2	Consent of Sproule Associated Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011.

31.1	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.

31.2	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.

32.1	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form of the Registrant for the year ended December 31, 2011.

99.2	Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2011, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

99.3	Consolidated Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2011.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Dated: March 23, 2012

ADVANTAGE OIL & GAS LTD.

By:	/s/ Kelly Drader
Name: Kelly Drader
Title: Chief Financial Officer

