Form 40-F
period 2017-12-31
ADVANTAGE OIL & GAS LTD.
filed 2018-03-07
CIK 1468079

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
OMB Number: 3235-0381
Washington, D.C. 20549	Expires: September 30, 2018
Estimated average burden
FORM 40-F	hours per response. . . ...429.93

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017         Commission File Number: 001-34406

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

Common Shares: 185,963,186

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐   No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑   No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

DOCUMENTS INCLUDED IN THIS FORM

The following documents are included in the Form:

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2017 (filed herein as Exhibit 99.1)

2.	Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2017, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board (filed herein as Exhibit 99.2)

3.	Consolidated Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2017 (filed herein as Exhibit 99.3).

4.	Consent of PricewaterhouseCoopers LLP to the inclusion of the Auditors’ Report dated March 5, 2018 on the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017.

5.	Consent of Sproule Associates Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017.

6.	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.

7.	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.

8.	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

9.	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

PRINCIPAL DOCUMENTS

A.	Annual Information Form

For the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2017, including the report of its Independent Auditor with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.	Consolidated Management’s Discussion and Analysis

For the Registrant’s Consolidated Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2017, see Exhibit 99.3 of this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURES REGARDING
CONTROLS AND PROCEDURES

A.           CERTIFICATIONS. See Exhibits 31.1 and 31.2 to this Annual Report on Form 40-F.

B.           DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the Registrant’s fiscal year ended December 31, 2017, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant’s principal executive officer and principal financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Reference is made in the “Evaluation of Disclosure Controls and Procedures” and “Evaluation of Internal Controls over Financial Reporting” sections of Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2017, included herein.

C.           MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. The required disclosure is included in “Management’s Report on Internal Control over Financial Reporting” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F.

D.           ATTESTATION REPORT OF THE INDEPENDENT AUDITOR. The required disclosure is included in the “Independent Auditor’s Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F.

E.           CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the fiscal year ended December 31, 2017, there were no significant changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting. Reference is made in the “Evaluation of Internal Controls over Financial Reporting” section of Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2017, included herein.

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

PRINCIPAL ACCOUNTING FEES AND
SERVICES – INDEPENDENT AUDITORS

Fees payable to the Registrant’s independent auditors for the years ended December 31, 2017 and December 31, 2016, totaled $321,000 and $364,400, respectively, as detailed in the following tables. All funds are in Canadian dollars.

The following table discloses fees billed to the Registrant by its current auditors, PricewaterhouseCoopers LLP:

	Year ended December 31, 2017	Year ended December 31, 2016
Audit Fees	$268,000	$263,000
Audit Related Fees	45,000	45,000
Tax Fees	8,000	16,500
All Other Fees	-	39,900
TOTAL	$321,000	$364,400

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

All Other Fees

Work related to Offering.

PREAPPROVAL POLICIES AND PROCEDURES

In 2017, Advantage’s Audit Committee pre-approved all audit, audit-related and tax fees. The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

	Payments due by period (Cdn$MM)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Building Leases	$1.8	$1.1	$0.7	$-	$-
Pipeline/Transportation	$384.9	$46.2	$100.6	$89.9	$148.2
Bank Indebtedness(1) (2)	$223.9	$9.4	$214.5	$-	$-
Total Contractual Obligations	$610.6	$56.7	$315.8	$89.9	$148.2

(1)	As at December 31, 2017, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2018. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

(2)	Amounts include estimated amounts of interest.

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

Communication with Non-Management Directors

Shareholders may send communications to the Registrant’s non-management directors by writing to Investors Relations, Millenium Tower, Suite 300, 440 - 2 Avenue SW, Calgary, Alberta T2P 5E9, or calling the toll free number at 1-866-393-0393. Communications will be referred to the Chair of the Board for appropriate action. The status of all outstanding concerns addressed to the Chair of the Board will be reported to the board of directors as appropriate.

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

Board Committee Charters

Advantage’s Audit Committee Charter, the Terms of Reference of the Human Resources, Compensation and Corporate Governance Committee and the Terms of Reference for the Independent Reserve Evaluation Committee are available for viewing on the Registrant’s website at www.advantageog.com and are available in print to any person who requests them. Requests for copies of these documents should be made by contacting: Investor Relations, Millenium Tower, Suite 300, 440 - 2 Avenue SW, Calgary, Alberta T2P 5E9.

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

EXHIBITS

The following exhibits are filed as part of this report.

Exhibit Number	Description

23.1	Consent of PricewaterhouseCoopers LLP to the inclusion of the Auditors’ Report dated March 5, 2018 on the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017.

23.2	Consent of Sproule Associates Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017.

31.1	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.

31.2	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.

32.1	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form of the Registrant for the year ended December 31, 2017.

99.2	Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2017, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

99.3	Consolidated Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2017.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Dated: March 5, 2018

ADVANTAGE OIL & GAS LTD.

By:	/s/ Craig Blackwood
Name: Craig Blackwood
Title: Vice President Finance and Chief Financial Officer